

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2025

Andrew W. Limpert
Chief Executive Officer
FireFly Automatix, Inc.
1130 South 3800 West, Suite 100
Salt Lake City, Utah 84104

>   **Re: FireFly Automatix, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted July 1, 2025**
>   **CIK No. 0001660851**

Dear Andrew W. Limpert:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Company Overview, page 40

1.   We note your response to prior comment 3. Please provide us with your calculation of CAGR as of March 31, 2025. In this regard, please revise your disclosure to clearly explain how CAGR is being calculated.

Liquidity and Capital Resources
Going Concern Analysis, page 48

2.   Please explain why you anticipate the cash required to service your debt to be between $765 to $1,175. In this respect, you disclose that the interest on the convertible debentures will continue to be accreted to the debentures' principal outstanding and not paid in cash, and the debentures will be converted into shares of your commons stock at their respective maturity.

Critical Accounting Policies and Estimates, page 49

3.   Please clarify your response to prior comment 8 and revised disclosures that indicate the reference to a third-party appraiser (your page F-23) relates to fair market value appraisals solely in connection with the calculation of the number of shares issuable upon a cashless exercise of the warrants prior to the initial public offering, and not for accounting purposes. Explain how you considered the third-party appraisals in determining the fair market value of a share of your common stock. Refer to Question 141.02 of Compliance and Disclosure Interpretations of the Securities Act Section. The answer to this question in part states "If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement." Alternatively, if true, consider disclosing that management "considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the [fair values] figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436." Revise your disclosures in this section to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure in this section should also explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of your common stock once the underlying shares begin trading.

Executive Compensation
Executive Compensation Plans, page 68

4.   We note the revisions made in response to prior comment 10 and re-issue this comment in part. In this regard, your current disclosure states that the compensation committee is evaluating whether to authorize the company to enter into "new" employment agreements with your NEOs. Please revise to clarify whether you currently have employment agreements with your NEOs. If so, please revise to describe the material terms of these existing agreements and file them as exhibits.

Description of Capital Stock
Convertible Debentures, page 75

5.   We note your response to prior comment 12. Describe how you considered that each of the Debentures issued on January 19, 2023 and July 25, 2024 contain a mandatory redemption provision stating that upon the consummation of a "Subsequent Financing," the Company shall use 50% of the gross proceeds of such Subsequent Financing to redeem principal outstanding on all Debentures. Explain whether any of

the net proceeds from the sale of shares in this offering will be used to redeem the principal outstanding on Debentures.

6. We note from your response to prior comment 13 that the automatic conversion of the July 2019 Debenture, April 2020 Debenture, and September 2020 Debenture will be subject to the beneficial ownership limitations on conversion of 4.99% of the outstanding common stock and, therefore, less than the entire balance of such debentures will convert in connection with the offering. We further note that ATW Partners may elect to increase its beneficial ownership limitation to 9.99%. Please explain whether the outstanding Debentures and Warrants remain convertible and exercisable into shares of your common after ATW Partners reaches the beneficial ownership limitation of 9.99%. Describe any changes to conversion and redemption features associated with the Debentures and exercise rights associated with the Warrants once ATW Partners reach the beneficial ownership limits.

Report of Independent Registered Public Accounting Firm, page F-3

7. We note that, Moss Adams, your independent registered public accounting firm, merged with Baker Tilly US, LLP effective on June 3, 2025. We also note that the audit report in the Draft Registration Statement on Form S-1 submitted on April 23, 2025 was signed by Moss Adams and dated April 23, 2025. Please explain why the audit report in the Draft Submission No. 2 to the Draft Registration Statement on Form S-1 submitted on July 1, 2025 is now signed by Baker Tilly with the same April 23, 2025 report date. In this respect, explain why Baker Tilly signed the audit report when the merger was not effective until June 3, 2025, and clarify if it is the intent of Baker Tilly to assume responsibility for the prior audit work performed by Moss Adams.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

8. We note your response to prior comment 16. Please tell us whether your contracts include variable consideration including a right of return.

Note 12 Common Stock Purchase Warrants, page F-23

9. We note your response to prior comment 22. Please clarify whether the contractual term, "*grants any right to reprice*" applies to both the Debentures and Warrants. Explain whether the contractual term, "g*rants any right to reprice"* means a down round price adjustment may occur in these warrants because you modified the exercise or conversion price of a different previously issued financial instrument. If so, please revise your footnote to provide similar disclosure for this term.

Item 15. Recent Sales of Unregistered Securities, page II-2

10. Your revised disclosure in response to prior comment 25 indicates that in December 2024, you issued an aggregate of 584,281 shares of common stock, comprised of 425,841 shares issued on December 2, 2024 and 158,440 shares issued on December

31, 2024, and from August 16, 2023 to June 30, 2024, you issued 472,726 shares of common stock. Please reconcile this with your disclosures on page F-24 that indicate you issued 196,153 and 584,281 common stock shares in 2024 and 271,573 common stock shares in 2023. That is, your disclosure in this section appears to include the issuance of an additional 5,000 shares of common stock.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Marx